July 15, 2005

By Facsimile and U.S. Mail

James W. Stevens, Esq.
Richard R. Cheatham, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309

	Re:	Community Banks of Georgia, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
		Schedule 13E-3, Amendment No. 2
Filed by Community Banks of Georgia, Inc., CBG Interim
Corporation,
John T. Trammell, Mickey Dunn, Frank Eubanks, Robert James, Donald Keeter, Boyd Lee Mulins, Pierce Neese & Geraldine Moody
		Filed July 8, 2005

Dear Messrs. Stevens and Cheatham:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3.

Preliminary Proxy Statement on Schedule 14A
Background and Procedures, page 8
1. We note your response to comment 5. Confirm that none of the other trades identified in the revised table on page 26 involved affiliates of the company.

Determination of Fairness by the Board of Directors of the Company, page 10
2. We reissue comment 6. It remains unclear whether the filing persons have made two separate procedural and substantive fairness determinations, one each with respect to each group of unaffiliated security holders alone.
3. We reissue comment 7. It is unclear how the board determined that net book value equals liquidation value. Please revise the disclosure to disclose the board`s consideration of each value.
4. Please refer to comment 8 and the revised disclosure on pages
12-
13. The revised disclosure is unclear in that it mixes a discussion of whether the transaction should be approved by a vote of a majority of the unaffiliated security holders with a discussion regarding whether the transaction should be approved by security holders who own fewer than 500 shares. As noted in the disclosure, there are unaffiliated security holders who hold more than 500 shares and will remain security holders of the company after the transaction. Please further clarify the board`s procedural fairness determination in accord with prior comment 8.
Determination of Fairness by Interim and Other Company Affiliates, page 13
5. We reissue comment 9 because the discussion adopted by the filing persons in this section is not complete as discussed above.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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James W. Stevens, Esq.
Richard R. Cheatham, Esq.
July 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE